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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67172

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Veritas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Frank W. Burr Blvd., Suite 37
(No. and Street)

Teaneck	NJ	07666
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Neil Auerbach , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Veritas Securities Group, Inc. for the period ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Neil Z Auerbach

Signature

President

Title

Subscribed and sworn to before me this 9th day of March , 2008

A. Mary Deutsch

A. MARY DEUTSCH
Notary Public of New Jersey
I.D. # 2299572
Commission Expires 4/24/2013

VERITAS SECURITIES GROUP, INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

VERITAS SECURITIES GROUP, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Cash Flows.
[x] Statement of Changes in stockholder's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report (not required).
[x] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITAS SECURITIES GROUP, INC.
(A Development Stage Company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Veritas Securities Group, Inc.
(A Development Stage Company)

We have audited the accompanying statement of financial condition of Veritas Securities Group, Inc. (A Development Stage Company) (the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of the financial condition referred to above presents fairly, in all material respects, the financial position of Veritas Securities Group, Inc. (A Development Stage Company) at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 29, 2008

Veritas Securities Group, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2007

ASSETS		
Current assets		
Cash and cash equivalents	$	14,751
Prepaid expenses		1,200
Total assets	$	15,951
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities - Accounts payable and accrued expenses	$	5,820
Common Stock - 2,000,000 shares authorized, $10 par value, 1,100 shares issued and outstanding		11,000
Additional paid in capital		49,015
Deficit accumulated in the development stage		(49,884)
Total stockholder's equity		10,131
Total liabilities and stockholder's equity	$	15,951

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Veritas Securities Group, Inc. (the "Company") is a corporation formed under the laws of the state of Texas on October 24, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD").

To date, the Company has not engaged in any operations or generated operating revenue related to its anticipated business operation of providing private placement services to companies primarily in the energy industry. All activities for the period from October 24, 2005 (date of inception) through December 31, 2007 related to the Company's formation, capital raising activities, and commencing operations. The Company has selected December 31 as its year end.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting for Development Stage Enterprise" and is subject to the risks associated with activities of development stage companies.

Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Commission revenues will be recorded as earned.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash in bank and a money market account with a single financial institution and therefore is subject to the credit risk of that financial institution.

Income Taxes
The Company complies with SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred income tax assets if it is more likely than not that such assets will not be realized.

3. Transaction with Related Parties

The Company maintains an administrative services agreement with an affiliate which provides for the affiliate to provide office space, administrative, human resource and other services. In accordance with this agreement, the Company incurred expenses of $31,700 for the period ended December 31, 2007. These expenses which are included in the accompanying statement of operations as an administrative fee will not be reimbursed and, accordingly, have been recorded as a capital contribution.

The terms of any of this transaction may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Other Income

The Company received a special payment of $35,000 from FINRA in connection with the consolidation of the regulatory functions of the New York Stock Exchange and the NASD. This payment is non-recurring.

5. Income Taxes

At December 31, 2007, the Company had a net operating loss carryforward of approximately $50,000 for income tax purposes. This carryforward will expire beginning in 2026. The Company has a deferred income tax asset of approximately $11,000 relating to such net operating loss carryforward, which has been fully offset by a valuation allowance.

6. Net Capital Requirements

The Company is a member of FINRA and is subject to SEC Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of approximately $9,000 which exceeded the required net capital of $5,000 by approximately $4,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company will not hold cash or securities of customers.

7. Accounting and Reporting Developments

In July 2006, Financial Accounting Standard Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company will adopt the provisions of FIN No. 48 effective January 1, 2008 and management has determined that it should not have any impact to the Company's financial statements.

8. Subsequent event

At February 29, 2008, and through the date of this report, the Company's net capital was less than its minimum regulatory requirement.

Veritas Securities Group, Inc. as a result of a conversion, is now Veritas Securities Group LLC, a Delaware limited liability company. Specific, on January 7, 2008, Veritas Securities Group LLC was formed as a Delaware limited liability company, and on the same date, a Certificate of Conversion From a Corporation to a Limited Liability Company was filed in Delaware. The conversion process was completed on February 4, 2008, with the issuance of a Certificate of Conversion by the Secretary of the State of Texas, which certified the conversion of Veritas Securities Group, Inc. into Veritas Securities Group LLC.

END